HANCOCK WHITNEY CORPORATION

Hancock Whitney Plaza

2510 14th Street

Gulfport, MS 39501

(228) 868-4000

VIA EDGAR

August 9, 2019

Mr. Eric Envall

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

RE:	Hancock Whitney Corporation
Registration Statement on Form S-4
File No. 333-232716
Request for Acceleration

Dear Mr. Envall:

Reference is made to the Registration Statement on Form S-4 (File No. 333-232716) filed by Hancock Whitney Corporation (the “Company”) with the U.S. Securities and Exchange Commission on July 19, 2019, as amended on August 9, 2019 (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 4:00 p.m., Eastern Time, on August 12, 2019, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

Please contact Nicholas G. Demmo of Wachtell, Lipton, Rosen & Katz at (212) 403-1381, with any questions you may have concerning this letter, or if you require any additional information. Please notify Mr. Demmo when this request for acceleration of effectiveness of the Registration Statement has been granted.

[Signature Page Follows]

Sincerely,

HANCOCK WHITNEY CORPORATION

By:	/s/ John M. Hairston
Name: John M. Hairston
Title: President & Chief Executive Officer

cc:	Michael M. Achary, Senior Executive Vice President & Chief Financial Officer
Joy Lambert Phillips, General Counsel and Corporate Secretary
Nicholas G. Demmo, Esq., Wachtell, Lipton, Rosen & Katz